Ample-Tee, Inc.

April 19, 2012

To

Mara L. Ransom

Re:

Ample-Tee, Inc.

Registration Statement on form S-1

Filed January 19, 2012

File No. 333-179079

Dear Mrs. Ransom,

In accordance with your request dated January 25, 2012, we have updated the financial statements and all the information related to it.

s/Lawrence Chenard

Lawrence Chenard

Ample-Tee, Inc.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214